EXHIBIT 21

Subsidiaries of Midway Gold Corp.

A 100% interest in MGC Resources Inc. a Nevada corporation

A 100% interest in Pan-Nevada Gold Corporation, a British Columbia corporation which in turn owns 100% of Apex Energy (U.S.) Inc. a dormant Nevada corporation

A 100% interest in GEH (B.C.) Holding Inc. a British Columbia corporation which in turn owns 100% of GEH (U.S.) Holding Inc. a Nevada corporation which in turn owns 100% of Golden Eagle Holding Inc. a Washington corporation

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